April 4, 2025

Gilberto Tomazoni
Chief Executive Officer
JBS B.V.
Stroombaan 16, 5th Floor
1181 VX, Amstelveen, Netherlands

       Re: JBS B.V.
           Amendment No. 6 to Registration Statement on Form F-4
           Filed March 26, 2025
           File No. 333-273211
Dear Gilberto Tomazoni:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 6 to Registration Statement on Form F-4
Exhibits

1.     We note disclosure regarding the voting agreement between J&F
Investimentos and
       BNDESPar. Please file that agreement as an exhibit to your registration statement, or tell us why you believe this is not required to be filed. Refer to Item 601(b)(10) of
       Regulation S-K. If the registrant is not a party to that agreement, ensure your response addresses whether it has a beneficial interest in the agreement. See
Item
       601(b)(10)(i)(B) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 April 4, 2025
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301
if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-
3641 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   John Vetterli